Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the caption “Summary Consolidated Financial Data”, “Selected Consolidated Financial Data” and “Experts” and to the use of our report dated March 10, 2009 (except for the retrospective changes for noncontrolling interests described in Note 2, as to which the date is November 25, 2009, and except for the retrospective changes for the Recapitalization disclosed in Notes 1A and 11, as to which the date is January 28, 2010) in the Registration Statement and the related Prospectus of Piedmont Office Realty Trust, Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Atlanta, Georgia

January 28, 2010